NEWS RELEASE 10-06	FEBRUARY 1, 2010

DRILLING RETURNS 3.94 GRAMS PER TONNE GOLD OVER 77.7 METRES AT LONG CANYON, NEVADA

Fronteer (FRG - TSX/NYSE Amex) announces that drill results from Long Canyon’s metallurgical program have returned oxide gold intercepts of up to 3.94 grams per tonne gold (0.115 ounces per ton) over 77.7 metres, including 25.01 g/t (0.730 oz/ton) over 4.4 metres in LCM30.

Other drill highlights include:

  3.29 g/t (0.096 oz/ton) over 42.7 metres, including 11.63 g/t (0.340 oz/ton) over 7.4 metres in LCM33;
  4.97 g/t (0.145 oz/ton) over 39.6 metres, including 16.76 g/t (0.489 oz/ton) over 6.3 metres in LCM22;
  5.36 g/t (0.157 oz/ton) over 24.4 metres, including 19.90 g/t (0.581 oz/ton) over 5.3 metres in LCM29;
  16.91 g/t (0.494 oz/ton) over 11.9 metres in LCM36.

These core holes were drilled as part of Long Canyon’s ongoing metallurgical program and support results from initial reverse-circulation drilling. The infill holes were drilled along three fence lines in the southern part of the deposit to create cross-section composites for ongoing metallurgical testing.

Detailed metallurgical findings from core composites on three cross sections drilled in May 2009 are expected to be reported during Q1 2010. These metallurgical findings will provide a more detailed understanding of gold recoveries than what was previously provided by column-leach testing of bulk samples taken exclusively from road cuts. Initial test work reported gold recoveries averaging as high as 90.1%, suggesting mineralization is amenable to low-cost, conventional, heap-leach processing (See June 11, 2009 press release).

Approximately 30,000 metres of drilling was completed in 2009 at Long Canyon, with the majority dedicated to development-related activities to advance the project to feasibility stage.

Upcoming activities to report in the near-term at Long Canyon include:

  A budget and scope for 2010’s exploration and development program, planned to be announced in Q1.
  An updated NI 43-101 resource estimate, incorporating drill results from 2009, planned to be completed during the first half of 2010.

DRILL HIGHLIGHTS

Hole ID	From (metres)	To (metres)	Intercept length (metres)	Au (oz/ton)	Au (g/t)
LCM22	26.5	66.2	39.6	0.145	4.97
including	46.2	52.4	6.3	0.489	16.76
LCM23	50.9	58.5	7.6	0.034	1.17
LCM24A	3.2	4.9	1.7	0.077	2.63
LCM24B	1.8	6.1	4.3	0.034	1.18
LCM24C	2.4	6.3	3.8	0.152	5.19
LCM24D	1.7	10.5	8.8	0.334	11.45

LCM24E	0.8	8.1	7.3	0.172	5.88
LCM25B	1.1	3.8	2.7	0.083	2.86
LCM25C	0.8	4.1	3.4	0.080	2.73
LCM25D	0.6	4.7	4.1	0.067	2.31
LCM25E	0.3	5.6	5.3	0.072	2.47
LCM26	83.5	91.8	8.2	0.183	6.25
	96.3	99.4	3.0	0.029	1.00
LCM27	87	98.2	11.1	0.046	1.57
LCM29	7.9	32.3	24.4	0.157	5.36
including	24.7	30	5.3	0.581	19.90
LCM30	7.9	85.7	77.7	0.115	3.94
including	30.8	36.9	6.1	0.387	13.25
including	53.8	58.2	4.4	0.730	25.01
including	76.8	81.4	4.6	0.175	6.00
LCM32	107.2	111.9	4.7	0.408	13.97
including	108.8	111	2.1	0.887	30.37
LCM33	72.6	115.2	42.7	0.096	3.29
including	93.9	101.3	7.4	0.340	11.63
LCM34	52.7	103	50.3	0.068	2.33
including	66.5	71.3	4.9	0.179	6.12
including	84.8	87.8	3.0	0.151	5.18
LCM35	67.7	81.7	14.0	0.060	2.06
LCM36	34.8	46.6	11.9	0.494	16.91
including	37.5	46.6	9.1	0.636	21.78
LCM37	27.7	40.4	12.7	0.087	2.99

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. "#M" indicates metallurgical holes. Results less than 1 g/t are not reported in this press-release table. For a PDF of comprehensive drill results, including non-reportable intercepts, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults1006.pdf

For a map highlighting recent drilling, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap1006.pdf

Long Canyon, Sandman and Northumberland comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company’s growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.